Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c.

Annual Report for the Year Ended 31 December 2017

In compliance with Listing Rule 9.6.1, British American Tobacco p.l.c. (the “Company”) reports that its Annual Report 2017 (including the Strategic Report 2017) will be shortly submitted to the National Storage Mechanism and will be available for inspection via the following link: www.morningstar.co.uk/uk/nsm.

The Company’s Annual Report 2017 has been published to be viewed or downloaded on the British American Tobacco website at www.bat.com/annualreport.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company announces that today it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December 2017.  The Annual Report on Form 20-F will be available online at the British American Tobacco website at www.bat.com/annualreport and also online at www.sec.gov.

The Annual Report 2017 and other ancillary shareholder documents will be mailed and made available to shareholders on 22 March 2018.  Investors have the ability to receive a hard copy of BAT’s complete audited financial statements, free of charge, upon request, by contacting the below:

United Kingdom
British American Tobacco Publications	Telephone: +44 20 7511 7797 Email: bat@team365.co.uk
South Africa
The Company’s Representative Office	Telephone: +27 21 003 6576
United States
Citibank Shareholder Services	Telephone: +1 888 985 2055 (toll-free) Email: citibank@shareholders-online.com

The Company made its preliminary announcement of its audited results (which included a condensed set of the Company's financial statements, extracts of the management report and a Directors’ responsibility statement) in respect of the year ended 31 December 2017 (the “Preliminary Announcement”) on 22 February 2018. Further to the Preliminary Announcement and with reference to the requirements of Rule 6.3.5 of the Disclosure Guidance and Transparency Rules, the following disclosures are made in the Appendices below.

Appendix A to this announcement contains a description of the Principal Group risk factors (page 48 of the Annual Report 2017) and Appendix B is a statement of related party disclosures (page 170 of the Annual Report 2017). Together these constitute the material required by Rule 6.3.5 of the Disclosure Guidance and Transparency Rules to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full Annual Report 2017. Any page numbers and cross-references in the extracted information below refer to page numbers in the Annual Report 2017.

P McCrory
Company Secretary

15 March 2018

Enquiries:

Investor Relations
Mike Nightingale/Rachael Brierley/Stephanie Brassinne
+44 20 7845 1180/1519/2012

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

APPENDIX A

PRINCIPAL GROUP RISK FACTORS

Overview

The principal risk factors that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy, as set out in [the] Strategic Report on pages 8 and 9. Following a description of each risk, its potential impact and management by the Group is summarised. Clear accountability is attached to each risk through the risk owner.

The Group has identified and is actively monitoring and taking action to manage the risks. This section focuses on those risks that the Directors believe to be the most important after assessment of the likelihood and potential impact on the business. Not all of these risks are within the control of the Group and other factors besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become material in the future.

The risk factors listed in this section and the activities being undertaken to manage them should be considered in the context of the Group’s internal control framework. This is described in the section on risk management and internal control in the corporate governance statement on page 68. This section should also be read in the context of the cautionary statement on page 239.

Assessment of Group risk

During the year, the Directors have carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency or liquidity.

The principal risks facing the Group have remained broadly unchanged over the past year with regards to Marketplace, Excise and Tax, Operations, Regulation and Litigation risk factors. The Board identified two new principal risks during 2017: the risk related to the development and commercialisation of NGP and the risk associated with the integration of RAI. Due to actions put in place since the closure of the acquisition, the integration of RAI is no longer considered to be a principal risk.

The Directors considered a number of other risks for the Group, and while recognising the risks and monitoring action plans, such risks were not deemed to be principal risks for the Group. A summary of these other risks which are monitored by the Board through the Group’s risk register is set out in the Additional disclosures section on pages 226 and 227.

The viability statement below provides a broader assessment of long-term solvency and liquidity. The Directors have considered a number of factors that may affect the resilience of the Group. Except for the risk “Injury, illness or death in the workplace” the Directors have also assessed the potential impact of the principal risks that may impact the Group’s viability. This is indicated in the ‘impact on viability statement’ key under each risk.

Viability statement

The Directors have assessed the viability of the Group, in accordance with provision C.2.2 of the 2016 revision of the UK Corporate Governance Code. In making this assessment the Directors have considered the Group’s continued strong cash generation from operating activities. This assessment included a robust review of the principal risks that may impact the Group’s viability (as indicated on pages 49 to 54) which are considered, with the mitigating actions, at least once a year. The Directors also took account of the Group’s operational and financial processes, which cover both short-term (1-2 year financial forecasts, 2-3 year capacity plans) and longer-term strategic planning. The assessment included reverse stress testing core drivers that underpin the specific risks to ensure the business is able to continue in operation, while not breaching the required gross interest cover of 4.5 times (see page 38). Each impact would, individually, have to be between 5x and 17x worse than a prudent annual forecast, or would all have to arise simultaneously with no mitigating or corrective actions to affect the Group’s ability to meet the liabilities as they fall due.

The Directors noted that the Group would be able to adjust certain capital requirements, including but not limited to the investment in the Group’s manufacturing infrastructure in the short term and the £6 billion credit facility (2017: £600 million drawn), to mitigate the impact of the effect of the principal risks, each of which have specific mitigation activities as disclosed on pages 49 to 54.

The Group operates in a unique environment, being subject to inherent uncertainties with regards to regulatory change and litigation, the outcome of which may have a bearing on the Group’s viability. The Group maintains, as referred to in note 28 on the Accounts (“Contingent Liabilities and Financial Commitments”), that, while it is impossible to be certain of the outcome of any particular case, the defences of the Group’s companies to all the various claims are meritorious on both law and the facts. If an adverse judgment is entered against any of the Group’s companies in any case, an appeal will be made, the duration of which can be reasonably expected to last for a number of years.

The Directors have no reason to believe the Group will not be viable over a longer period. However, given the inherent uncertainty involved regarding litigation and regulation, the period over which the Directors consider it possible to form a reasonable expectation as to the Group’s longer-term viability, based on the stress testing and scenario planning discussed above, is three years.

Risks

Competition from illicit trade
Increased competition from illicit trade – either local duty evaded, smuggled illicit white cigarettes or counterfeits.

Time frame
Long term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Erosion of brand value, with lower volumes and reduced profits.
Reduced ability to take price increases.
Investment in trade marketing and distribution is undermined.

Mitigation activities
Dedicated Anti-Illicit Trade (AIT) teams operating at global, country levels and internal cross-functional coordination; best practice shared.
Active engagement with key external stakeholders.
Cross-industry and multi-sector cooperation on a range of AIT issues.
Global AIT strategy supported by a research programme to further the understanding of the size and scope of the problem.
AIT Engagement Team (including a dedicated analytical laboratory) works with enforcement agencies in pursuit of priority targets.

Tobacco and nicotine regulation inhibits growth strategy
The enactment of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products.

Time frame
Medium term

Strategic impact
Growth and Sustainability

Considered in viability statement
Yes

Impact
Erosion of brand value through commoditisation, the inability to launch innovations, differentiate products, maintain or build brand equity and leverage price.
Adverse impact on ability to compete within the legitimate tobacco or nicotine industry and also with increased illicit trade.
Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illicit trade.
Shocks to share price on enactment of restrictive regulation.
Reduced ability to compete in future product categories and make new market entries.
Increased scope and severity of compliance regimes in new regulation leading to higher costs, greater complexity and potential reputational damage or fines for inadvertent breach.

Mitigation activities
Engagement and litigation strategy coordinated and aligned across the Group to drive a balanced global policy framework for tobacco control.
Stakeholder mapping and prioritisation, developing robust compelling advocacy materials (with supporting evidence and data) and regulatory engagement programmes.
Regulatory risk assessment of marketing plans to ensure decisions are informed by an understanding of the potential regulatory environments.
Advocating the application of our integrated regulatory proposals to governments and public health practitioners based on the harm reduction principles.
Development of an integrated regulatory strategy that spans conventional combustibles and includes Next Generation Products.
Please refer to pages 228 to 231 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

Significant excise increases or structure changes
The Group is exposed to unexpected and/or significant excise increases or structure changes in key markets.

Time frame
Long term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives.
Reduced legal industry volumes.
Reduced sales volume and/or portfolio erosion.
Partial absorption of excise increases.

Mitigation activities
Requirement for Group companies to have in place formal pricing and excise strategies including contingency plans, with annual risk assessments.
Pricing, excise and trade margin committees in markets, with regional and global support.
Engagement with local tax and customs authorities, where appropriate, in particular in relation to the increased risk to excise revenues from higher illicit trade.
Portfolio reviews to ensure appropriate balance and coverage across price segments.
Monitoring of economic indicators, government revenues and the political situation.

Litigation
Product liability, regulatory or other significant cases may be lost or compromised resulting in a material loss or other consequence.

Time frame
Long term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Damages and fines, negative impact on reputation, disruption and loss of focus on the business.
Consolidated results of operations, cash flows and financial position could be materially affected, in a particular fiscal quarter or fiscal year, by region or county, by an unfavourable outcome or settlement of pending or future litigation.

Mitigation activities
Consistent litigation strategy across the Group.
Expertise and legal talent maintained both within the Group and with our external partners.
Closer integration in Group litigation strategy.
Ongoing monitoring of key legislative, case law and tobacco developments.
Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Geopolitical tensions
Geopolitical tensions, social unrest, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.

Time frame
Medium term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Potential loss of life, loss of assets and disruption to normal business processes.
Increased costs due to more complex supply chain arrangements and/or the cost of building new facilities or maintaining inefficient facilities.
Lower volumes as a result of not being able to trade in a country.

Mitigation activities
Globally integrated sourcing strategy and contingency sourcing arrangements.
Security risk modelling, including external risk assessments and the monitoring of geopolitical and economic policy developments worldwide.
Insurance cover and business continuity planning, including scenario planning and testing, and risk awareness training.
Security controls for field force, direct store sales and supply chain with an emphasis on the protection of Group employees.

Inability to obtain price increases and impact of increases on consumer affordability thresholds
Annual price increases are among the key drivers in increasing the Group’s profitability. The Group faces a risk that such price increases will not materialise.

Time frame
Short/Medium term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Inability to achieve strategic growth metrics.
Funds to invest in growth opportunities are reduced.
Volumes may reduce faster than anticipated due to accelerated market decline leading to growth of illicit trade.

Mitigation activities
Key market pricing reviews.
Pricing strategies, excise and trade margin committees exist in all markets with regional and global support.
Robust business cases underpinning key innovative launches.
Clear portfolio and pricing strategies, ensuring a balanced portfolio of strong brands across key segments.

Disputed taxes, interest and penalties
The Group may face significant financial penalties, including the payment of interest in the event of an unfavourable ruling by a tax authority in a disputed area.

Time frame
Short /Medium term

Strategic impact
Productivity

Considered in viability statement
Yes

Impact
Significant fines and potential legal penalties.
Disruption and loss of focus on the business due to diversion of management time.
Impact on profit and dividend.

Mitigation activities
End-market tax committees.
Internal tax function provides dedicated advice and guidance, and external advice sought where needed.
Engagement with tax authorities at Group, regional and individual market level.
Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Market size reduction and consumer down-trading
The Group is faced with steep excise-led price increases and, due in part to the continuing difficult economic and regulatory environment in many countries, market contraction and consumer down-trading is a risk.

Time frame
Short/Medium term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Volume decline and portfolio mix erosion.
Funds to invest in growth opportunities are reduced.

Mitigation activities
Geographic spread mitigates impact at Group level.
Close monitoring of portfolio and pricing strategies, ensuring balanced portfolio of strong brands across key segments.

Increased focus behind product quality and innovation across all segments to provide tangible differentiation and improve the price-value ratio.
Overlap with many mitigation activities undertaken for other principal risks facing the Group, such as competition from illicit tobacco trade, significant excise increases or structure changes and inability to obtain price increases.

Foreign exchange rate exposures
The Group faces translational and transactional foreign exchange (FX) rate exposures for earnings/cash flows from its global business.

Time frame
Short /Medium term

Strategic impact
Productivity

Considered in viability statement
Yes

Impact
Fluctuations in FX rates of key currencies against sterling introduce volatility in reported EPS, cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged.
The dividend may be impacted if the payout ratio is not adjusted.
Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies.
Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance.

Mitigation activities
While translational FX exposure is not hedged, its impact is identified in results presentations and financial disclosures; earnings are re-stated at constant rates for comparability.
Debt and interest are matched to assets and cash flows to mitigate volatility where possible and economic to do so.
Hedging strategy for transactional FX and framework is defined in the treasury policy, a global policy approved by the Board.
Illiquid currencies of many markets where hedging is either not possible or uneconomic are reviewed on a regular basis.

Injury, illness or death in the workplace
The risk of injury, death or ill health to employees and those who work with the business is a fundamental concern of the Group and can have a significant effect on its operations.

Time frame
Short term

Strategic impact
Sustainability

Considered in viability statement
No

Impact
Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group.
Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated fines and/or penalties.
Interruption of Group operations if issues are not addressed immediately.
High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record.
Reputational damage to the Group.

Mitigation activities
Risk control systems in place to ensure equipment and infrastructure are provided and maintained.
An EHS strategy ensures that employees at all levels receive appropriate EHS training and information.
Behavioural-based safety programme to drive Operations’ safety performance and culture closer to zero accidents.
Analysis of incidents undertaken regionally and globally by a dedicated team to identify increasing incident trends or high potential risks that require coordinated action.

Solvency and liquidity
Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short term (liquidity) and medium term (solvency).

Time frame
Short/Medium term

Strategic impact
Productivity

Considered in viability statement
Yes

Impact
Inability to fund the business under our current capital structure resulting in missed strategic opportunities or inability to respond to threats.
Decline in our creditworthiness and increased funding costs for the Group.
Requirement to issue equity or seek new sources of capital.
Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price.

Mitigation activities
Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover, solvency and liquidity with regular reporting to the Board.
The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year.
The Group, through B.A.T. International Finance p.l.c., holds a revolving credit facility of £6 billion syndicated across a wide banking group. The facility consists of a £3 billion tranche with a final maturity in May 2021 and a £3 billion tranche with a final maturity in 2018, which can be extended to 2019 by exercising a one-year extension option after which a term out option is available for a further year.
Liquidity pooling structures are in place to ensure that there is maximum mobilisation of cash liquidity within the Group.
The Group has an externally imposed capital requirement for its centrally managed banking facilities of maintaining gross interest cover above 4.5 times. The Group targets a gross interest cover of greater than 5 times.
Going concern and viability support papers are presented to the Board on a regular basis.

Failure to successfully develop and commercialise Next Generation Products
Risk of not capitalising on the opportunities in developing and commercialising successful and consumer-appealing Next Generation Products.

Time frame
Long term

Strategic impact
Growth

Considered in viability statement
Yes

Impact
Failure to deliver Group strategic imperative and 2020 growth ambition.
Inability to achieve strategic growth metrics.

Mitigation activities
Focus on product stewardship to ensure high-quality standards across portfolio.
Development of an integrated marketing activation model, including digital 1-2-1 and retail touch points, roll out plans are aligned and supported by regions and markets.
Open and transparent engagement with all stakeholders; collaboration and participation in workshops to share best practice and publications are made available to all interested stakeholders.
Demand, inventory and capacity is reviewed on a monthly basis to ensure the Group takes advantage of opportunities as they arise.

APPENDIX B

RELATED PARTY DISCLOSURES

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited are not included in these disclosures as it is a joint operation and the results are immaterial to the Group.

As explained in note 24 [on the Notes to the Accounts to the Annual Report], during the year the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table below.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £nil million (2016: £221 million; 2015: £145 million). The Group’s share of dividends from associates, included in other net income in the table below, was £688 million (2016: £1,024 million; 2015: £640 million).

	2017 £m	2016 £m	2015 £m
Transactions
-revenue	366	370	38
-purchases	(218)	(298)	(270)
-other net income	699	1,023	639
Amounts receivable at 31 December	40	270	190
Amounts payable at 31 December	(1)	(2)	(20)

On 17 December 2012, a wholly-owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American-blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party, such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million was paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in BAT Chile Operaciones, S.A. The combined costs are less than £1 million.

During 2016, the Group received proceeds of £23 million in respect of its participation in the share buy-back programme conducted by RAI. This programme ceased in the fourth quarter of 2016.

During 2016, the Group acquired the remaining 1% interest in Souza Cruz at a cost of £70 million. This transaction is shown as a £4 million increase in reserves attributable to the owners of the parent and a £4 million reduction in reserves attributable to non-controlling interests in note 19 [on the Notes on the Accounts to the Annual Report].

As explained in note 12 [on the Notes on the Accounts to the Annual Report], contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2017 £m	2016 £m	2015 £m
The total compensation for key management personnel, including Directors, was:
- salaries and other short-term employee benefits	24	18	20
- post-employment benefits	5	3	4
- share-based payments	16	12	11
	45	33	35

The following table shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total
	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000
Salary; fees; benefits; incentives
- salary	2,122	2,057	2,042	-	-	-	-	-	-	2,122	2,057	2,042
- fees	-	-	-	660	645	642	1,042	1,051	1,138	1,702	1,696	1,780
- taxable benefits	385	335	259	129	106	85	195	122	153	709	563	497
- short-term incentives	4,689	4,622	3,940	-	-	-	-	-	-	4,689	4,622	3,940
- long-term incentives	10,192	4,483	647	-	-	-	-	-	-	10,192	4,483	647
Sub-total	17,388	11,497	6,888	789	751	727	1,237	1,173	1,291	19,414	13,421	8,906
Pension; other emoluments
- pension	612	634	936	-	-	-	-	-	-	612	634	936
- other emoluments	50	44	51	-	-	-	-	-	-	50	44	51
Sub-total	662	678	987	-	-	-	-	-	-	662	678	987
Total emoluments	18,050	12,175	7,875	789	751	727	1,237	1,173	1,291	20,076	14,099	9,893

Aggregate gains on LTIP shares exercised in the year

	Award date	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	28 Mar 2014	62,123	28 Mar 2017	52.11	3,237,230
Ben Stevens	28 Mar 2014	34,605	03 Apr 2017	52.92	1,831,297

LTIP – Value of awards 2014

	Shares	Price per share (£)[1]	Face value (£)
Nicandro Durante	135,052	32.58	4,399,994
Ben Stevens	75,230	32.58	2,450,993

Sharesave – Aggregate gains 2017

	Award date	Shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	28 Mar 2012	591	16 Oct 2017	48.49	13,667

Sharesave – Value of award 2012

	Shares	Price per share (£)	Face value (£)
Nicandro Durante	591	23.36	14,988

________________
1 For information only as awards are made as nil cost options.

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; the inability to obtain price increases and the impact of price increases on consumer affordability thresholds; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the ability to develop and commercialise new alternative products and to do so profitably; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.